UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

[Translation]

June 26, 2007

To: Shareholders

Terunobu Maeda
President & CEO Mizuho Financial Group, Inc. 5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the reports were given and the resolutions were adopted at the 5th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) held on the date hereof as set forth below.

Description

Report Item 1:	Report on the Business Report for the 5th fiscal year (from April 1, 2006 to March 31, 2007), on the consolidated financial statements, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

2:	Report on the non-consolidated financial statements for the 5th fiscal year (from April 1, 2006 to March 31, 2007)

The details of the above were reported.

Matters to be Resolved: Proposal 1:	Disposal of surplus

This proposal was resolved and approved as originally proposed.

The amount of dividends on common stock at the end of this fiscal year was determined to be JPY seven thousand (7,000) per share.

The amount of dividends on each class of preferred stock at the end of this fiscal year was also determined to be the prescribed dividend amounts, respectively.

Proposal 2:	Partial amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed.
The details of the amendment to the Articles of Incorporation are set forth below.

Proposal 3:	Appointment of eight (8) Directors

Messrs. Terunobu Maeda, Hiroshi Saito, Seiji Sugiyama and Mitsuo Ohashi, four (4) Directors in total, have been reappointed to reassume their respective offices and Messrs. Masato Ono, Hiroshi Motoyama, Akihiko Nomiyama and Kanemitsu Anraku, four (4) Directors in total, have each been newly appointed to assume the office of Director.

Three (3) Directors among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

Proposal 4:	Appointment of two (2) Corporate Auditors

Mr. Yukio Nozaki has been reappointed to reassume his office and Mr. Shigeru Yamamoto has been newly appointed to assume the office of Corporate Auditor.

Mr. Yukio Nozaki is an “outside corporate auditor” as provided for in Article 2, Item 16 of the Company Law of Japan.

Proposal 5:	Grant of the retirement allowances to the retiring Directors and the retiring Corporate Auditor

It has been resolved and approved to present the retirement allowances to each of Messrs. Shunichi Asada, Tetsuji Kosaki, Yoshiharu Fukuhara and Glen S. Fukushima, four (4) retiring Directors in total, and Mr. Junichi Iwabuchi, the retiring Corporate Auditor, to reward them for their services during their terms of office, in an amount not exceeding the applicable amount determined in accordance with the Company’s established rules. In addition, it has been resolved and approved to give discretion to the Board of Directors (with respect to retiring Directors) and the Board of Corporate Auditors (with respect to the retiring Corporate Auditor) to determine the actual amount, timing of presentation, method and related details of the retirement allowance to the aforementioned retiring Directors and retiring Corporate Auditor based on discussions within the relevant board.

-End-

Re: Payment of Dividends

With respect to the dividends, if you designated an account to transfer the dividends to, the Company has made payment to your designated deposit account. If you did not designate your dividend transfer account, please find the enclosed “Notice of Postal Transfer Payment”.

The Details of the Amendment to the Articles of Incorporation

(Changes are indicated by underlines.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,698,500 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:

25,000,000 shares

Class IV preferred stock:

150,000 shares

Class VI preferred stock:

150,000 shares

Class XI preferred stock:

1,398,500 shares

Class XII preferred stock:

1,500,000 shares

Class XIII preferred stock:

1,500,000 shares

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,266,700 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:

24,868,200 shares

Class XI preferred stock:

1,398,500 shares

Class XII preferred stock:

1,500,000 shares

Class XIII preferred stock:

1,500,000 shares

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment

Class IV preferred stock:

47,600 yen per share

Class VI preferred stock:

42,000 yen per share

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share

2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.

2. (No change.)
3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.	3. (No change.)

Article 15.

(Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below:

Classes IV and VI preferred stock:

2,000,000 yen per share

Classes XI through XIII preferred stock:

1,000,000 yen per share

Article 15.

(Distribution of Residual Assets)

1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000,000 yen per share

2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.	2. (No change.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Article 18. (Acquisition of Preferred Stock)	Article 18. (Acquisition of Preferred Stock)
1. In respect of Classes IV and VI preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the former Commercial Code.	(Deleted.)

2. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.	1. (No change.)

3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.

-End-